Exhibit 99.1

NEWS RELEASE

ROYAL BANK OF CANADA RESOLVES SEVERAL OUTSTANDING TAX MATTERS

All amounts are unaudited and in Canadian dollars unless otherwise noted.

TORONTO, May 28, 2012—Royal Bank of Canada (RY on TSX and NYSE) today announced that it has resolved several tax matters and will release approximately $130 million of tax uncertainty provisions previously recorded against businesses which were discontinued in previous years. In addition, RBC will earn interest income of $70 million ($50 million after-tax) related to a refund of taxes paid in previous years. The financial impact of this settlement will be reflected in RBC’s third quarter results.

Investor Relations Contacts

Robert Colangelo, Associate Director, Investor Relations, robert.colangelo@rbc.com, 416-955-2049

Media Relations Contacts

Tanis Robinson, Director, Financial Communications, tanis.robinson@rbc.com, 416-955-5172

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this press release may be deemed to be forward-looking statements under certain securities laws, including the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. These forward-looking statements include, but are not limited to, statements relating to the financial impact of our settlement with the CRA. Forward-looking statements are typically identified by words such as “believe”, “expect”, “foresee”, “forecast”, “anticipate”, “intend”, “estimate”, “goal”, “plan” and “project” and similar expressions of future or conditional verbs such as “will”, “may”, “should”, “could” or “would”.

By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, which give rise to the possibility that our predictions, forecasts, projections, expectations or conclusions will not prove to be accurate, that our assumptions may not be correct and that the financial impact of our settlement with the CRA will not be achieved. We caution readers not to place undue reliance on these statements as a number of risk factors could cause our actual results to differ materially from the expectations expressed in such forward-looking statements. These factors include, but are not limited to, changes in accounting standards, policies and estimates, including changes in our estimates of provisions, allowances and valuations; the impact of changes in laws and regulations; and judicial or regulatory judgments and legal proceedings.

We caution that the foregoing list of risk factors is not exhaustive and other factors could also adversely affect our results. Additional information about these and other factors can be found in our Q2 2012 Report to Shareholders and our 2011 Annual Report.

Except as required by law, we do not undertake to update any forward-looking statement contained in this press release.

ABOUT RBC

Royal Bank of Canada (RY on TSX and NYSE) and its subsidiaries operate under the master brand name RBC. We are Canada’s largest bank as measured by assets and market capitalization, and are among the largest banks in the world, based on market capitalization. We are one of North America’s leading diversified financial services companies, and provide personal and commercial banking, wealth management services, insurance, corporate and investment banking and transaction processing services on a global basis. We employ approximately 74,000 full- and part-time employees who serve more than 15 million personal, business, public sector and institutional clients through offices in Canada, the U.S. and 51 other countries. For more information, please visit rbc.com.

Trademarks used in this release include the LION & GLOBE Symbol, ROYAL BANK OF CANADA and RBC which are trademarks of Royal Bank of Canada used by Royal Bank of Canada and/or by its subsidiaries under license.